Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)
Albemarle
451 Florida St	Telephone: 225-388-8011
Baton Rouge, Louisiana 70801-1765	Facsimile: 225-388-7686

Your Vote is Important

October 31, 2014

Dear Fellow Stockholder,

We have previously sent to you proxy materials and a reminder letter to vote your proxy for the Special Meeting of stockholders of Albemarle Corporation to be held on November 14, 2014.

Albemarle stockholders are being asked to consider and vote upon a proposal to approve the issuance of shares of Albemarle common stock to shareholders of Rockwood Holdings, Inc. as outlined in the agreement and plan of merger dated July 15, 2014.  Your Board of Directors has recommended that stockholders return the enclosed proxy card and vote FOR this proposal.  We cannot complete the merger unless the Albemarle share issuance is approved by a majority of the votes cast on the Albemarle share issuance proposal.

Your vote is important, no matter how many or how few shares you may own.  If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided to ensure that your votes are validly received prior to the Special Meeting.

Thank you for your support.

Sincerely,

Luther C. Kissam IV
President and Chief Executive Officer

Reminder You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

GEORGESON INC.

TOLL-FREE, at (888) 505-6583

Important Information

In connection with the proposed transaction, Albemarle filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) on August 27, 2014, which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The definitive joint proxy statement/prospectus has been mailed to stockholders of Albemarle and Rockwood. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that are be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.